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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Trimeris, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title Class of Securities)

896263100
(CUSIP Number)
HealthCor Management, L.P. Carnegie Hall Tower 152 West 57th Street, 47th Floor New York, New York 10019 Attention: Mr. Steven J. Musumeci (212) 622-7888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Management, L.P. 20-2893581
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,716,254
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,716,254
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,716,254
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.74%
14		TYPE OF REPORTING PERSON
PN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Associates, LLC 20-2891849
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,716,254
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,716,254
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,716,254
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.74%
14		TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Offshore, Ltd. N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,360,349
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,360,349
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,360,349
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.63%
14		TYPE OF REPORTING PERSON
OO-limited company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Hybrid Offshore, Ltd. N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
570,743
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
570,743
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,743
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.57%
14		TYPE OF REPORTING PERSON
OO-limited company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Group, LLC 51-0551771
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
685,162
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
685,162
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
685,162
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.09%
14		TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Capital, L.P. 51-0551770
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
685,162
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
685,162
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
685,162
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.09%
14		TYPE OF REPORTING PERSON
PN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor L.P. 20-3240266
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
685,162
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
685,162
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
685,162
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.09%
14		TYPE OF REPORTING PERSON
PN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Strategic, LLC 20-2891864
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
100,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.45%
14		TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
Arthur Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,716,254
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,716,254
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,716,254
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.74%
14		TYPE OF REPORTING PERSON
IN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
Joseph Healey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,716,254
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,716,254
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,716,254
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.74%
14		TYPE OF REPORTING PERSON
IN

This Amendment No. 2 to the Schedule 13D filed by HealthCor Management, L.P, HealthCor Associates, LLC, HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Group, LLC, HealthCor Capital, L.P., HealthCor, L.P., Joseph Healey and Arthur Cohen (collectively “HealthCor”) on August 8, 2007 (as corrected by the amendment filed on August 9, 2007) and the Amendment No. 1 to the Schedule 13D filed by HealthCor on August 14, 2007, is being filed to update the responses to Items 2, 3 and 5 therein, including reporting the position acquired by HealthCor Strategic, LLC on September 21, 2007 and reflecting that entity as a reporting person.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

This statement is being filed by the following:

(i) HealthCor Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(ii) HealthCor Associates, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(iii) HealthCor Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(iv) HealthCor Hybrid Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(v) HealthCor Group, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(vi) HealthCor Capital, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(vii) HealthCor, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(viii) HealthCor Strategic, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(ix) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019; and

(x) Arthur Cohen, 12 South Main Street, #203 Norwalk, Connecticut 06854. Both Mr. Healey and Mr. Cohen are United States citizens.

HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd. and HealthCor Strategic, LLC (the “HealthCor Funds”) are the four beneficial owners of the Common Stock. The investment manager of each of these funds is HealthCor Management, L.P. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and Arthur Cohen and Joseph Healey are the managers of HealthCor Associates, LLC. The general partner of HealthCor, L.P. is HealthCor Capital, L.P. and the general partner of HealthCor Capital, L.P. is HealthCor Group, LLC.

Collectively, the foregoing entities and individuals will be referred to as “HealthCor”. The principal business of HealthCor is the providing of investment advisory services to the HealthCor Funds. No officer or director of HealthCor other than Messrs. Healey and Cohen holds a controlling number of ownership shares or membership interests or has voting or investment power.

During the last five years, no member of HealthCor has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount HealthCor has paid for the shares of Common Stock acquired in the transactions reported under Item 5(c) below is $2,133,722. Other than that, there is no change to this Item 3.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

(a) - (b) HealthCor Strategic, LLC is, as of September 21, 2007, one of the HealthCor Funds that are the beneficial owners of the Common Stock. Other than that, there is no change to these Items 5(a) and 5(b).

(c) HealthCor made the following open-market purchases of shares of Common Stock on September 21, 2007:

Date	Number of Shares	Price Per Share
09/21/07	300,000	7.112

(d) No change.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 25, 2007

	HealthCor Management, L.P., for itself and as manager on behalf of (i) HealthCor Offshore, Ltd., (ii) HealthCor Hybrid Offshore, Ltd. and (iii) HealthCor Strategic, LLC	HealthCor Associates, LLC
By: /s/ Steven J. Musumeci
By:	HealthCor Associates, LLC, its general partner	Name: Steven J. Musumeci Title: Chief Operating Officer

By: /s/ Steven J. Musumeci
	Name: Steven J. Musumeci	HealthCor Group, LLC
Title: Chief Operating Officer
By: /s/ Steven J. Musumeci
	HealthCor Capital, L.P., for itself and as general partner on behalf of HealthCor, L.P.	Name: Steven J. Musumeci Title: Chief Operating Officer

By:	HealthCor Group, LLC, its general partner
/s/ Joseph Healey Joseph Healey, Individually
By: /s/ Steven J. Musumeci
	Name: Steven J. Musumeci Title: Chief Operating Officer	/s/ Arthur Cohen Arthur Cohen, Individually